CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House, Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
CO. REG. NO.: 196300316Z

RECEIVED
2005 DEC 30 P 12:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/2099/05/LTR

27 December 2005

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

BY COURIER

05013625

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith a copy each of the announcement dated:

- 21 December 2005 (*Hong Leong Top Seller of Private Residential Property for 2005 – New upscale projects for 2006 announced*); and
- 22 December 2005 (*Announcement by Subsidiary Companies on Completion of the Disposal of Kingsgate Commercial Complex, Sydney*)

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (By Fax Only)

Ms Catherine Loh

EL/kw

36 Robinson Road
#20-01 City House
Singapore 068877
Tel: 6877 8228
Fax: 6223 2746
www.cdl.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	21-Dec-2005 19:25:46
Announcement No.	00106

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	HONG LEONG TOP SELLER OF PRIVATE RESIDENTIAL PROPERTY FOR 2005 - New upscale projects for 2006 announced
Description	Please refer to the attached file on the Press Statement issued by Group Corporate Affairs, Hong Leong Group, on 21 December 2005 in respect of the above subject.
Attachments:	Press_Statement.pdf Total size = **30K** (2048K size limit recommended)

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Hong Leong Group
Singapore
Group Corporate Affairs

Press Statement

21 December 2005

HONG LEONG TOP SELLER OF PRIVATE RESIDENTIAL PROPERTY FOR 2005
New upscale projects for 2006 announced

Hong Leong Group stable of companies sold an estimated **2,300** residential property units in 2005, taking top spot with about 30 per cent of the total market share here. The Group's Executive Chairman, Mr. Kwek Leng Beng, expects another good year for 2006.

Mr. Kwek said: "We are very happy with our Group sales. The momentum of the property market will continue to be maintained and it will improve further in 2006. We are confident of next year's performance."

Strong sales were seen at two of the Group's large scale developments - The Sail @ Marina Bay, and City Square Residences at Kitchener Road. Both proved extremely popular with local as well as foreign buyers. Other projects which saw good sales included Edelweiss Park, Emery Point, Hillington Green, Monterey Park, Parc Emily, Savannah Condo Park, The Pier at Robertson, and Watermark.

The companies in the Hong Leong Group contributing to the excellent sales in 2005 were listed City Developments Limited (CDL) which provided the lion's share of the sales; and the Group's private companies, Hong Leong Holdings Limited (HLH) and TID Pte Ltd. TID is a joint venture between HLH and Japan's leading real estate company Mitsui Fudosan.

"Several factors are now working in the Group's favour just as it finalizes plans to launch more upscale iconic projects," said Mr Kwek. These include St Regis Residences at Tomlinson Road and condominiums at Sentosa Island's Sentosa Cove. Both developments have received many enquiries.

9 Raffles Place
#36-00
Republic Plaza
Singapore 048619
Tel: 6438 0880
Fax: 6534 3060
www.hongleong.com.sg

The famous super-luxury St Regis Hotel is also being built alongside St Regis Residences. These projects are expected to be completed by 2007. They are jointly owned by CDL, HLH and TID.

"The sale price for Orchard Turn has certainly set a new benchmark for real estate in this premium district. With the exciting new additions and transformation of the Orchard Road belt, this will further enhance the value of the premium St Regis Residences. Moreover, the difference here is that St Regis is a 999 leasehold site," added Mr. Kwek.

"At St Regis Residences, no expense has been spared to ensure it alludes to everything luxurious," elaborated Mr. Chia Ngiang Hong, CDL's Group General Manager. CDL will be marketing the 173-unit luxury apartments, many of which come in large 400 square metre sizes.

In 2006, the Group plans to continue its success in the upscale luxury projects as experienced by the high profile, The Sail @ Marina Bay. Not only was this development highly sought after, but it re-shaped the luxury residential sector with its iconic design and brought attention to Marina Bay before the Government announced its plans for Integrated Resorts.

"The Government's decision to develop the Integrated Resorts has helped change sentiment in Singapore and beyond. It has helped to boost many industries, including the property sector. This should be applauded," said Mr. Kwek, "As a result, more foreigners are expected to come to Singapore to work and live, and this in turn will keep demand steady for the property market."

One indication of this trend is the number of foreigners who have invested in The Sail @ Marina Bay, which makes up almost 40 per cent. Profits from sales of The Sail @ Marina Bay will be booked progressively over the span of the project's life.

Plans are also underway for CDL to develop the site of Garden Hotel on Balmoral Road. Other premium developments include Cuscaden Road at the site of the former Boulevard Hotel, and in Grange Road (Kim Lin Mansions site), which CDL clinched in an *en bloc* sale earlier.

Another upscale development will be built in the Balmoral area which the Group bought sometime ago. CDL added two adjacent plots to obtain a large consolidated parcel. These, together with the up-coming launches of St Regis Residences and the 15-storey condominium in Sentosa Cove will continue to shape this luxury sub-sector and cater to the pent-up demand.

"We built up a presence in this luxury sub-sector during the economic downturn and this is now paying off with the strong sales achieved this year." said Mr. Kwek.

Successful locations, such as niche areas with river or sea frontage, are also proving to be popular. The Group's developments there include Watermark and The Pier at Robertson Quay. A new project on a land parcel opposite King's Centre and Grand Copthorne Waterfront Hotel is expected to be launched in the first quarter next year. Plans are being finalized to redevelop CDL's office block, 1 Shenton Way, into an upscale residential development overlooking the sea. This site is located at the new Downtown, near to The Sail @ Marina Bay,

"Water is a strong and positive feature in Asian cultures. So having projects with river or sea fronts are popular with buyers specially when combined with strong designs, "added Mr. Chia.

The good sales for projects like Edelweiss Park, Savannah Condo Park in the East and the 910-unit City Square Residences, showed that the Group's mid-range sector was not forgotten. The latter project is more than 85 per cent sold. Next year, City Square Mall, one of Singapore's biggest retail complexes with more than 720,000 square feet, will be developed adjacent to City Square Residences, which will provide a new mega shopping experience for the Kitchener Road neighbourhood.

With all the upcoming projects, the Group looks forward to another exciting year ahead.

For more information, please contact:

Gerry de Silva
Head, Group Corporate Affairs
Hong Leong Group Singapore
Tel: 6428 9308 / 9731 7122
Email: gerry@cdl.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	22-Dec-2005 18:03:02
Announcement No.	00078

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Announcement by Subsidiary Companies on Completion of the Disposal of Kingsgate Commercial Complex, Sydney
Description	We attach herewith the announcements released by CDL Hotels New Zealand Limited and Millennium & Copthorne Hotels plc, respectively on 22 December 2005 in relation to the above matter.
Attachments:	CDLHOTELS_NZ.pdf MC.pdf Total size = **42K** (2048K size limit recommended)

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CDL HOTELS NEW ZEALAND LIMITED

Correspondence Address:

Level 13, 280 Centre, 280 Queen Street, PO Box 5640, Wellesley Street, Auckland, New Zealand
Telephone : (09) 309 4411 Fax : (09) 309 3244

NZX ANNOUNCEMENT

To	:	Market Information Services, NZX (announce@nzx.com)
From	:	Takeshi Ito, Company Secretary
Date	:	22 December 2005
Subject		**SALE OF KINGSGATE COMMERCIAL COMPLEX COMPLETED**

On 1 June 2004, Kingsgate International Corporation Limited advised that its wholly-owned subsidiary, Kingsgate Investments Pty Limited, had, inter alia, entered into a conditional agreement with HSBC Asset Management (Australia) Limited which subsequently changed its name to Challenger Funds Management Ltd (the "Purchaser") for the sale of the Kingsgate Commercial Complex at Kings Cross Road in Sydney at a price of A$19,000,000 (the "Sale and Purchase Agreement").

Settlement under the Sale and Purchase Agreement, as previously advised, is subject to, inter alia, the registration of the separate title for the Kingsgate commercial complex and the completion of agreed works by Kingsgate Investments Pty Limited at the Kingsgate commercial complex. Registration of title took place on 27 July 2005 and the works at the Kingsgate commercial complex were completed on or about 9 December 2005.

Settlement under the Sale and Purchase Agreement took place on 21 December 2005. The Purchaser paid to Kingsgate Investments Pty Limited an amount of A$18.3 million, after taking into account the deposit paid at the time the Sale and Purchase Agreement was entered into and certain adjustments required to be made under the Sale and Purchase Agreement.

22 December 2005

Millennium & Copthorne Hotels plc

Completion of the disposal of the Kingsgate Commercial Complex, Sydney

Millennium & Copthorne Hotels plc today announces that Kingsgate Investments Pty Limited, a subsidiary of the Group's majority owned New Zealand listed subsidiary CDL Hotels New Zealand Limited, has completed the disposal of the Kingsgate Commercial Complex at Kings Cross Road in Sydney ("the Property") to Challenger Funds Management Ltd for a net consideration of A$19 million (£8.1 million) received in cash on 21 December 2005. The book value of the Property was AS$12.3 million (£5.2 million) as at 30 June 2005.

Enquiries:

Robin Lee Millennium & Copthorne Hotels plc	07843 501369
Kate Miller/Ruban Yogarajah Brunswick Group LLP	0207 404 5959